15 February 2024

RESULTS FOR THE YEAR TO 31 DECEMBER 2023

RELX, the global provider of information-based analytics and decision tools, reports results for 2023.

2023 highlights

➢
Revenue £9,161m (£8,553m), underlying growth +8%
➢
Adjusted operating profit £3,030m (£2,683m), underlying growth +13%
➢
Adjusted EPS 114.0p (102.2p), constant currency growth +11%
➢
Reported operating profit £2,682m (£2,323m)
➢
Reported EPS 94.1p (85.2p)
➢
Proposed full year dividend 58.8p (54.6p) +8%
➢
Net debt/EBITDA 2.0x; adjusted cash flow conversion 98%
➢
Completed six acquisitions for a total consideration of £130m
➢
Completed £800m share buyback

2024 outlook

➢
We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis.

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered strong revenue and profit growth in 2023, driven by the ongoing shift in business mix towards higher growth information based analytics and decision tools that deliver enhanced value to our customers across market segments.”

“We have been able to develop and deploy these tools across the company for well over a decade by leveraging deep customer understanding to combine leading content and data sets with powerful technologies. We are confident that our ability to leverage artificial intelligence and other technologies, as they evolve, will continue to be an important driver of customer value and growth in our business for many years to come.”

“In recognition of our strong performance and outlook for the company we are proposing an 8% increase in the full year dividend to 58.8p (54.6p).”

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

RELX 2023 | Results 2

Operating and financial review

Revenue £9,161m (£8,553m); underlying growth +8%: Electronic revenue, representing 83% of the total, grew +7%, with the strong growth in face-to-face activity more than offsetting the print decline, bringing the overall group underlying revenue growth rate to +8%.

Adjusted operating profit £3,030m (£2,683m); underlying growth +13%: Our strategy of driving continuous process innovation to manage cost growth below revenue growth, together with the recovery in face-to-face activity, resulted in an improvement in the group adjusted operating margin to 33.1% (31.4%).

Reported operating profit £2,682m (£2,323m): Reported operating profit includes amortisation of acquired intangible assets of £280m (£296m).

Adjusted profit before tax £2,716m (£2,489m): The adjusted net interest expense increased to £314m (£194m). This includes a non-recurring early bond redemption charge of £26m, bringing the average effective net interest rate on gross debt to 4.6%, or 4.2% excluding the early bond redemption charge.

Reported profit before tax £2,295m (£2,113m): Reported net interest was £315m (£201m).

Tax: The adjusted tax charge was £553m (£530m). The adjusted effective tax rate was 20.4% (21.3%), with the current period benefitting from non-recurring tax credits. The reported tax charge was £507m (£481m).

Adjusted EPS 114.0p (102.2p) +12%; constant currency growth +11%.

Reported EPS 94.1p (85.2p).

Dividend: We are proposing a full year dividend of 58.8p (54.6p), an increase of +8%.

Portfolio development: In 2023 we completed six small acquisitions, for a total consideration of £130m, and one small disposal.

Net debt/EBITDA 2.0x (2.1x): Net debt at 31 December 2023 was £6,446m (£6,604m). EBITDA was £3,544m (£3,174m). Adjusted cash flow conversion was 98% (101%).

Share buybacks: We deployed £800m on share buybacks in 2023. In recognition of our strong financial position and cash flow we intend to deploy a total of £1,000m on share buybacks in 2024, of which £150m has already been completed.

Corporate responsibility and environmental, social and governance (ESG): We performed well on our corporate responsibility priorities in 2023, on our unique contributions to society, and on our key metrics. Our performance was again recognised by external agencies: RELX achieved a AAA MSCI ESG rating for an eighth consecutive year, ranked second in our sector by Sustainalytics, maintained fifth place in the Responsibility100 Index, and was a constituent of the Bloomberg Gender Equality Index for a fifth consecutive year.

RELX 2023 | Results 3

Operating and financial review

RELX FINANCIAL SUMMARY

	Year ended 31 December
Adjusted figures	2022 £m	2023 £m	Change	Change at constant currency	Change underlying
Revenue	8,553	9,161	+7%	+7%	+8%
EBITDA	3,174	3,544
Operating profit	2,683	3,030	+13%	+12%	+13%
Operating margin	31.4%	33.1%
Net interest expense	(194)	(314)
Profit before tax	2,489	2,716
Tax charge	(530)	(553)
Net profit attributable to shareholders	1,961	2,156
Cash flow	2,709	2,962
Cash flow conversion	101%	98%
Return on invested capital	12.5%	14.0%
Earnings per share	102.2p	114.0p	+12%	+11%

Dividend	2022	2023	Change
Ordinary dividend per share	54.6p	58.8p	+8%

Reported figures	2022 £m	2023 £m	Change
Revenue	8,553	9,161	+7%
Operating profit	2,323	2,682	+15%
Profit before tax	2,113	2,295
Net profit attributable to shareholders	1,634	1,781
Net margin	19.1%	19.4%
Net debt	6,604	6,446
Earnings per share	85.2p	94.1p	+10%

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2022 full-year average and hedge exchange rates.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in the payment model for RELX scientific, technical and medical research products; competitive factors in the industries in which RELX operates and demand for RELX products and services; inability to realise the future anticipated benefits of acquisitions; comprises of RELX cyber security systems or other unauthorized access to our databases; changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom RELX has outsourced business activities; significant failure or interruption of RELX systems; inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse markets conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

RELX 2023 | Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	Year ended 31 December
	2022 £m	2023 £m	Change	Change at constant currency	Change underlying
REVENUE
Risk	2,909	3,133	+8%	+8%	+8%
Scientific, Technical & Medical	2,909	3,062	+5%	+4%	+4%
Legal	1,782	1,851	+4%	+5%	+6%
Exhibitions	953	1,115	+17%	+19%	+30%
Total	8,553	9,161	+7%	+7%	+8%
ADJUSTED OPERATING PROFIT
Risk	1,078	1,165	+8%	+8%	+9%
Scientific, Technical & Medical	1,100	1,165	+6%	+3%	+4%
Legal	372	393	+6%	+7%	+8%
Exhibitions	162	319	+97%	+105%	+100%
Unallocated central costs and other operating items	(29)	(12)
Total	2,683	3,030	+13%	+12%	+13%

Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2022 full-year average and hedge exchange rates.

RELX 2023 | Results 5

Operating and financial review

Risk

	Year ended 31 December
	2022 £m	2023 £m	Change	Change at constant currency	Change underlying
Revenue	2,909	3,133	+8%	+8%	+8%
Adjusted operating profit	1,078	1,165	+8%	+8%	+9%
Adjusted operating margin	37.1%	37.2%

99% of revenue electronic

Strong fundamentals continuing to drive underlying revenue growth.

Underlying revenue growth of +8% continues to be driven by our deeply embedded analytics and decision tools across segments.

Underlying adjusted operating profit growth was +9%, with a small increase in adjusted operating margin after portfolio effects.

In Business Services, which represents around 45% of divisional revenue, growth continued to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, with new sales strengthening in the second half of the year.

In Insurance, which represents just under 40% of divisional revenue, strong growth reflected the further extension of solution sets across insurance markets, continued new sales momentum, and positive market factors.

Specialised Industry Data Services, which represents just over 10% of divisional revenue, delivered strong growth, led by Commodity Intelligence and Aviation.

In Government, growth continued to be driven by the development and roll-out of analytics and decision tools.

2024 outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

RELX 2023 | Results 6

Operating and financial review

Scientific, Technical & Medical

	Year ended 31 December
	2022 £m	2023 £m	Change	Change at constant currency	Change underlying
Revenue	2,909	3,062	+5%	+4%	+4%
Adjusted operating profit	1,100	1,165	+6%	+3%	+4%
Adjusted operating margin	37.8%	38.0%

90% of revenue electronic

Further development of analytics continuing to drive underlying revenue growth.

Underlying revenue growth of +4% continues to be driven by the evolution of the business mix, with higher growth segments representing an increasing proportion of divisional revenue.

Underlying adjusted operating profit growth was +4%, with a small increase in adjusted operating margin after portfolio changes and currency effects.

Databases, Tools & Electronic Reference and Corporate Primary Research, which together represent around 45% of divisional revenue, continued to deliver strong growth, driven by content development and further evolution of higher value-add analytics and decision tools.

Primary Research Academic & Government segments, which also represent around 45% of divisional revenue, continue to be driven by volume growth. Article submissions returned to strong growth, with pay-to-publish open access articles continuing to grow particularly strongly.

2024 outlook: We expect continued good underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

RELX 2023 | Results 7

Operating and financial review

Legal

	Year ended 31 December
	2022 £m	2023 £m	Change	Change at constant currency	Change underlying
Revenue	1,782	1,851	+4%	+5%	+6%
Adjusted operating profit	372	393	+6%	+7%	+8%
Adjusted operating margin	20.9%	21.2%

90% of revenue electronic

Further improvement in underlying revenue growth driven by legal analytics.

Underlying revenue growth improved to +6%, driven by the continuing shift in business mix towards higher growth legal analytics.

Underlying adjusted operating profit growth was +8%, with underlying cost growth below underlying revenue growth, leading to a continued improvement in adjusted operating margin.

Law Firms & Corporate Legal markets, which account for over 60% of divisional revenue, saw strong growth. Lexis+, our integrated platform with leading analytics based on extractive AI functionality, continues to see increasing customer adoption and usage across markets. In October, we announced the commercial launch of Lexis+ AI, our new platform leveraging generative AI functionality. Initial customer reaction has been positive, and the roll-out has started well.

Government & Academic, which accounts for around 20% of divisional revenue, and News & Business, which accounts for just under 10% of divisional revenue, both delivered good growth.

Renewals and new sales remain strong across all key segments.

2024 outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

RELX 2023 | Results 8

Operating and financial review

Exhibitions

	Year ended 31 December
	2022 £m	2023 £m	Change	Change at constant currency	Change underlying
Revenue	953	1,115	+17%	+19%	+30%
Adjusted operating profit	162	319	+97%	+105%	+100%
Adjusted operating margin	17.0%	28.6%

8% of revenue electronic

Strong underlying revenue growth and profitability improvement.

Strong underlying revenue growth was driven by a significant increase in face-to-face activity across geographies, with average like-for-like event revenue across the portfolio ahead of pre-pandemic levels.

We continue to make good progress on digital initiatives, with increased usage of a growing range of value enhancing digital tools for the customers of our face-to-face events.

The improvement in profitability reflects the higher activity levels and the structurally lower cost base of the streamlined event portfolio, with the adjusted operating margin now above pre-pandemic levels.

2024 outlook: We expect strong underlying revenue growth with a further improvement in adjusted operating margin.

RELX 2023 | Results 9

Operating and financial review

Revenue

Group underlying revenue growth was 8% with all four market segments contributing to underlying growth. The underlying growth rate reflects strong growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Risk continued to deliver strong growth, STM maintained its improved growth, and Legal growth continued to improve. Exhibitions saw strong growth in revenue due to higher activity levels.

Acquisitions and disposals together had a broadly neutral impact on revenue, while exhibition cycling effects decreased growth, giving total revenue growth at constant currency of 7%. The impact of currency movements was broadly neutral to growth. Reported revenue, including the effects of exhibition cycling and currency movements, was £9,161m (2022: £8,553m), up 7%.

Profit

Group underlying growth in adjusted operating profit was 13%, with growth in each of Risk, STM and Legal in line with or ahead of revenue growth, and the improvement in profitability in Exhibitions reflecting the increased activity levels and the lower cost structure.

Acquisitions and disposals combined had a small negative impact on adjusted operating profit growth, giving growth at constant currency of 12%. Currency effects increased adjusted operating profit by 1%.

Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £3,030m (2022: £2,683m), up 13%.

Operating costs on an underlying basis grew 5%, reflecting investment in global technology platforms, the launch of new products and services and the increased activity levels within Exhibitions, partly offset by the benefits of continued process innovation. Actions continue to be taken across the group to improve cost-efficiency. Total adjusted operating costs, including the impact of acquisitions, disposals and currency effects, were also up 5%.

The overall adjusted operating margin was 33.1% (2022: 31.4%). On an underlying basis, including cycling effects, the margin improved by 1.7 percentage points with portfolio changes reducing margins by 0.2 percentage points and currency movements improving margins by 0.2 percentage points. EBITDA margin also improved, by 1.6 percentage points, to 38.7%.

Reported operating profit was £2,682m (2022: £2,323m) up 15%, primarily reflecting the increase in adjusted operating profit and a lower amortisation charge in respect of acquired intangible assets.

Adjusted net interest expense was £314m (2022: £194m), with the increase primarily reflecting higher average interest rates and a charge of £26m in respect of the early redemption of bonds that were due to be repaid in August 2027.

Adjusted profit before tax was £2,716m (2022: £2,489m), up 9%. Reported profit before tax was £2,295m (2022: £2,113m) also up 9%, reflecting the improvement in reported operating profit, the higher interest expense, an impairment charge for some assets held for sale within Risk and a net downward valuation of the Ventures portfolio.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures and associates, was £280m (2022: £296m).

RELX 2023 | Results 10

Operating and financial review

Acquisition-related costs were £56m (2022: £62m).

The adjusted tax charge was £553m (2022: £530m). The adjusted effective tax rate was 20.4% (2022: 21.3%), benefitting from non-recurring tax credits arising from the resolution of certain historical tax matters. The adjusted tax charge excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items.

Adjusted operating profits, interest and taxation are grossed up for the equity share of interest and taxes in joint ventures and associates.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £507m (2022: £481m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items.

The adjusted net profit attributable to RELX PLC shareholders was £2,156m (2022: £1,961m), up 10%. Adjusted earnings per share was up 11% at constant currency, and after changes in exchange rates was up 12% at 114.0p (2022: 102.2p). The reported net profit attributable to shareholders was £1,781m (2022: £1,634m) up 9%. Reported earnings per share was 94.1p (2022: 85.2p) up 10%.

Cash flows

	Year ended 31 December
	2022	2023
	£m	£m
Conversion of adjusted operating profit into cash
Adjusted operating profit	2,683	3,030
Depreciation and amortisation	491	514
EBITDA	3,174	3,544
Capital expenditure	(436)	(477)
Repayment of lease principal (net)*	(78)	(70)
Working capital and other items	49	(35)
Adjusted cash flow	2,709	2,962
Adjusted cash flow conversion	101%	98%

*Net of sublease receipts.

Adjusted cash flow was £2,962m (2022: £2,709m), up 9% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 98% (2022: 101%).

Capital expenditure was £477m (2022: £436m), including £447m (2022: £400m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 5.2% of revenue (2022: 5.1%) and excludes pre-publication costs of £93m (2022: £94m) that were capitalised as current assets and principal lease repayments under IFRS 16 of £70m (2022: £78m). Depreciation and other amortisation charged within adjusted operating profit was £514m (2022: £491m) and represented 5.6% of revenue (2022: 5.7%). This includes amortisation of internally developed intangible assets of £330m (2022: £309m) and depreciation of property, plant and equipment of £43m (2022: £47m) which combined represent 4.1% (2022: 4.2%) of revenue.

RELX 2023 | Results 11

Operating and financial review

	Year ended 31 December
	2022	2023
	£m	£m
Free cash flow
Adjusted cash flow	2,709	2,962
Interest paid (net)	(165)	(294)
Cash tax paid*	(495)	(619)
Exceptional costs in Exhibitions	(25)	(5)
Acquisition-related items	(54)	(56)
Free cash flow before dividends	1,970	1,988
Ordinary dividends	(983)	(1,059)
Free cash flow post dividends	987	929

* Net of cash tax relief on acquisition-related items and including cash tax impact of disposals.

Interest paid (net) was £294m (2022: £165m), increasing as a result of higher interest rates. Tax paid of £619m (2022: £495m) was higher than the income statement charge, with the difference reflecting timing of tax payments.

In 2023, the cash outflow relating to Exhibitions exceptional costs charged in 2020 was £5m (2022: £25m). Payments made in respect of acquisition-related items amounted to £56m (2022: £54m).

Free cash flow before dividends was £1,988m (2022: £1,970m). Ordinary dividends paid to shareholders in the year, being the 2022 final dividend and 2023 interim dividend, amounted to £1,059m (2022: £983m). Free cash flow after dividends was £929m (2022: £987m).

	Year ended 31 December
	2022	2023
	£m	£m
Reconciliation of net debt
Net debt at 1 January	(6,017)	(6,604)
Free cash flow post dividends	987	929
Acquisitions: total consideration	(443)	(130)
Share repurchases	(500)	(800)
Purchase of shares by the Employee Benefit Trust	(50)	(50)
Other*	(21)	25
Currency translation	(560)	184
Movement in net debt	(587)	158
Net debt at 31 December	(6,604)	(6,446)

* Includes pension deficit recovery payments, share option exercise proceeds, leases, disposals and acquisition timing effects.

Total consideration on acquisitions completed in the year was £130m (2022: £443m). Cash spent on acquisitions was £132m (2022: £460m), excluding nil borrowings (2022: £3m of borrowings) in acquired businesses and including deferred consideration of £16m (2022: £21m) on past acquisitions and investments in joint ventures and associates and venture capital investments of £8m (2022: £66m). Net cash inflow from disposals after timing differences and separation and transaction costs was £12m (2022: £3m).

Share repurchases in 2023 were £800m (2022: £500m) with a further £150m repurchased in 2024 as at 14 February. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £50m (2022: £50m). Proceeds from the exercise of share options were £41m (2022: £26m).

RELX 2023 | Results 12

Operating and financial review

Debt

Net debt at 31 December 2023 was £6,446m, a decrease of £158m since 31 December 2022. The majority of our borrowings are denominated in US dollars and euros, and as sterling was stronger against the US dollar and euro at the end of the year, our net borrowings decreased when translated into sterling. Excluding currency translation effects, net debt increased by £26m. Expressed in US dollars, net debt at 31 December 2023 was $8,251m, an increase of $260m since 31 December 2022.

Gross debt of £6,497m (2022: £6,730m) is comprised of bank and bond borrowings of £6,356m (2022: £6,548m) and lease liabilities under IFRS 16 of £141m (2022: £182m). The fair value of related derivative liabilities was £108m (2022: £213m), finance lease receivables totalled £4m (2022: £5m) and cash and cash equivalents totalled £155m (2022: £334m). In aggregate, these give the net debt figure of £6,446m (2022: £6,604m).

The effective interest rate on gross bank and bond borrowings was 4.6% in 2023 (2022: 2.9%). Excluding the charge relating to the early bond redemption it was 4.2%. As at 31 December 2023, gross bank and bond borrowings had a weighted average life remaining of 4.1 years and a total of 57% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.0x (2022: 2.1x), calculated in US dollars.

At 31 December 2023, there was a net negative accounting balance (pension assets less pension obligations) of £63m, largely unchanged from the net negative position of £55m as at 31 December 2022.

Liquidity

In June 2023, €750m of euro denominated term debt was issued with a coupon of 3.75% and a maturity of eight years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. This includes access to a $3bn committed bank facility which provides security of funding for short-term debt, and which is undrawn. In March 2023, the maturity date of the facility was extended to April 2026. The facility has pricing linked to three ESG performance targets, all of which were achieved in 2023.

Invested capital and returns

The post-tax return on average invested capital in the year was 14.0% (2022: 12.5%). The increase was driven by growth in adjusted operating profit, and a lower effective tax rate.

	Year ended 31 December
	2022	2023
	£m	£m
Adjusted operating profit	2,683	3,030
Tax at adjusted effective rate	(571)	(618)
Adjusted effective tax rate	21.3%	20.4%
Adjusted operating profit after tax	2,112	2,412
Average invested capital*	16,920	17,184
Return on invested capital	12.5%	14.0%

*Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax, and to add back exceptional restructuring costs.

RELX 2023 | Results 13

Operating and financial review

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group’s performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX’s ability to raise debt and invest in new business opportunities.

RELX uses adjusted and underlying figures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items relating to acquisitions and disposals, and the associated deferred tax movements. Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2022 full year average and hedge exchange rates.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

Definitions of alternative performance measures can be found on page 30.

Dividends and share repurchases

The final dividend proposed by the Board is 41.8p per share. This gives total dividends for the year of 58.8p (2022: 54.6p), 8% higher than the prior year.

The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, paying out approximately half of adjusted earnings in dividend each year.

During 2023, a total of 30.9m RELX PLC shares were repurchased at an average price of 2,588p. Total consideration for these repurchases was £800m. A further 2.0m (2022: 2.2m) shares were purchased by the Employee Benefit Trust. As at 31 December 2023, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,881.5m. A further 4.6m shares have been repurchased in 2024 as at 14 February.

RELX 2023 | Results 14

Operating and financial review

Corporate responsibility

In 2023, we met our corporate responsibility (CR) objectives which reflect our focus on our unique contributions to society and sustainability issues more broadly. We align our objectives to the United Nations Sustainable Development Goals (SDGs) to advance this important global agenda by 2030.

We progressed our unique contributions to society in a number of ways, including by increasing the amount of content on the free RELX SDG Resource Centre by 21% in the year. This encompassed 19 special issues – curated articles, book chapters and other content on key topics; among them was a biodiversity collection to coincide with the 2023 RELX SDG Inspiration Day, Not Too Late for Nature, a virtual programme featuring primatologist Dr. Jane Goodall and 8th UN Secretary General Ban Ki-Moon, among other speakers, with more than 1,500 attendees.

Reflecting the importance we place on data privacy and security, in the year, 100% of employees were included in monthly phishing simulation exercises. We progressed the RELX Diversity and Inclusion Goals through focused recruitment, training and development efforts. The percentage of women managers rose to 45% (44% in 2022) and the percentage of US/UK ethnic minority managers increased to 20% (19% in 2022).

The CFO chairs our Environmental Checkpoint group which met regularly in 2023 to advance key metrics including Scope 1 and 2 carbon emissions. We maintained 100% of electricity from renewable sources, green tariffs, and certified renewable energy certificates. Despite an increase in emissions factors in a number of countries, our total Scope 1 and Scope 2 (location-based) emissions were 40,933 tCO2e (42,481 tCO2e in 2022), continuing a downward trend.

Refer to page 33 for further information on 2023 key corporate responsibility data. In the year, we began to prepare for the EU’s Corporate Sustainability Reporting Directive to which RELX will be subject from 2024.

RELX 2023 | Results 15

Principal risks

PRINCIPAL RISKS

The Audit Committee and Board have considered the principal risks and uncertainties which could affect RELX PLC for the financial year as summarised below.

●	Data privacy – In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products. Failure or perceived failure to comply with requirements for proper collection, use, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations and expose us to risk of loss, fines and penalties, litigation and increased regulation.
●	Intellectual property rights – Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated, infringed or circumvented, including by AI technologies, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.
●	Geopolitical, economic and market conditions – Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.
●	Payment model evolution – Our Scientific, Technical & Medical (STM) primary research content publishing business operates under two payment models: ‘pay-to-read’, where readers or their institutions, as users of the content pay, and authors publish for free, or ‘pay-to-publish’, where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access and now represents a significant portion of the volume of primary research that we publish. There is continued debate in government, academic and library communities, regarding the payment models and the extent to which research content should be freely available to read, either immediately on publication or in some form after a period following publication. Rapid changes in customer choice or regulation in this area could impact the mix and overall level of revenue generated by our primary research publishing business.
●	Customer acceptance of our products – Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. We operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, such as the use of artificial intelligence, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect

RELX 2023 | Results 16

Principal risks

our revenue or the long-term returns from our investment in higher value add information-based analytics and decision tools.
●	Acquisitions – We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.
●	Cyber Security – Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

●	Face-to-face Events – Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and availability of venues. Each or any of these may impact our ability to hold face-to-face events, and exhibitors’ and visitors’ desire and ability to travel in person to events. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.
●	Supply chain Dependencies – Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service, software, and large language model providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

●	Technology and business resilience – Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure or interruption. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.
●	Talent – The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

RELX 2023 | Results 17

Principal risks

●	Tax – Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.
●	Treasury – The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

●	Pensions – We operate a number of pension schemes around the world, including local versions of the defined benefit type in the United Kingdom and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.
●	Ethics – As a global provider of professional information solutions we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

RELX 2023 | Results 18

Condensed consolidated financial information

Condensed consolidated income statement

		Year ended 31 December
		2022	2023
	Note	£m	£m
Revenue	2	8,553	9,161
Cost of sales		(3,045)	(3,216)
Gross profit		5,508	5,945
Selling and distribution costs		(1,385)	(1,459)
Administration and other expenses		(1,819)	(1,850)
Share of results of joint ventures and associates		19	46
Operating profit		2,323	2,682
Finance income		4	8
Finance costs		(205)	(323)
Net finance costs		(201)	(315)
Disposals and other non-operating items		(9)	(72)
Profit before tax		2,113	2,295
Current tax		(534)	(575)
Deferred tax		53	68
Tax expense		(481)	(507)
Net profit for the period		1,632	1,788
Attributable to:
Shareholders		1,634	1,781
Non-controlling interests		(2)	7
Net profit for the period		1,632	1,788

		Year ended 31 December
Earnings per share		2022	2023
Basic earnings per share	3	85.2p	94.1p
Diluted earnings per share	3	84.7p	93.6p

Summary financial information is presented in US dollars and euros on pages 31 and 32 respectively.

RELX 2023 | Results 19

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

		Year ended 31 December
		2022	2023
	Note	£m	£m
Net profit for the year		1,632	1,788
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on defined benefit pension schemes	6	164	(75)
Tax on items that will not be reclassified to profit or loss		(43)	19
Total items that will not be reclassified to profit or loss		121	(56)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		427	(285)
Fair value movements on cash flow hedges		(18)	29
Transfer to profit from cash flow hedge reserve		(17)	18
Tax on items that may be reclassified to profit or loss		8	(12)
Total items that may be reclassified to profit or loss		400	(250)
Other comprehensive income/(loss) for the year		521	(306)
Total comprehensive income for the year		2,153	1,482
Attributable to:
Shareholders		2,155	1,475
Non-controlling interests		(2)	7
Total comprehensive income for the year		2,153	1,482

RELX 2023 | Results 20

Condensed consolidated financial information

Condensed consolidated statement of cash flows

		Year ended 31 December
		2022	2023
	Note	£m	£m
Cash flows from operating activities
Cash generated from operations	5	3,061	3,370
Interest paid (including lease interest)		(169)	(303)
Interest received		4	9
Tax paid (net)		(495)	(619)
Net cash from operating activities		2,401	2,457
Cash flows from investing activities
Acquisitions		(394)	(124)
Purchases of property, plant and equipment		(36)	(30)
Expenditure on internally developed intangible assets		(400)	(447)
Purchase of investments		(66)	(8)
Proceeds from disposals of property, plant and equipment		-	7
Gross proceeds from business disposals and sale of investments		19	21
Payments on business disposals		(15)	(9)
Dividends received from joint ventures and associates		33	21
Net cash used in investing activities		(859)	(569)
Cash flows from financing activities
Dividends paid to shareholders		(983)	(1,059)
Distributions to non-controlling interests		(9)	(7)
(Decrease)/increase in short-term bank loans, overdrafts and commercial paper		(101)	84
Issuance of term debt		397	651
Repayment of term debt		(35)	(847)
Repayment of leases		(79)	(72)
Receipts in respect of subleases		1	2
Disposal of non-controlling interest		(1)	-
Repurchase of ordinary shares		(500)	(800)
Purchase of shares by Employee Benefit Trust		(50)	(50)
Proceeds on issue of ordinary shares		26	41
Net cash used in financing activities		(1,334)	(2,057)

Increase/(decrease) in cash and cash equivalents	5	208	(169)
Movement in cash and cash equivalents
At start of year		113	334
Increase/(decrease) in cash and cash equivalents		208	(169)
Exchange translation differences		13	(10)
At end of year		334	155

RELX 2023 | Results 21

Condensed consolidated financial information

Condensed consolidated statement of financial position

		As at 31 December
		2022	2023
	Note	£m	£m
Non-current assets
Goodwill		8,388	8,023
Intangible assets		3,524	3,238
Investments in joint ventures and associates		159	178
Other investments		127	97
Property, plant and equipment		126	99
Right-of-use assets		145	113
Other receivables		5	1
Deferred tax assets		146	128
Net pension assets	6	129	119
Derivative financial instruments		11	47
		12,760	12,043
Current assets
Inventories and pre-publication costs		309	318
Trade and other receivables		2,405	2,323
Derivative financial instruments		21	34
Cash and cash equivalents		334	155
		3,069	2,830
Assets held for sale		-	44
		3,069	2,874
Total assets		15,829	14,917
Current liabilities
Trade and other payables		4,017	3,971
Derivative financial instruments		33	16
Debt	5	870	1,313
Taxation		249	163
Provisions		18	13
		5,187	5,476
Liabilities associated with assets held for sale		-	14
		5,187	5,490
Non-current liabilities
Derivative financial instruments		236	131
Debt	5	5,860	5,184
Deferred tax liabilities		590	473
Net pension obligations	6	184	182
Other payables		3	11
Provisions		15	7
		6,888	5,988
Total liabilities		12,075	11,478
Net assets		3,754	3,439
Capital and reserves
Share capital	7	279	275
Share premium		1,517	1,558
Shares held in treasury	7	(414)	(553)
Translation reserve		677	392
Other reserves		1,717	1,788
Shareholders’ equity		3,776	3,460
Non-controlling interests		(22)	(21)
Total equity		3,754	3,439

Approved by the Board of RELX PLC, on 14 February 2024.

RELX 2023 | Results 22

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

				Shares				Non-
		Share	Share	held in	Translation	Other	Shareholders’	controlling	Total
		capital	premium	treasury	reserve	reserves	equity	interests	equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2022		286	1,491	(876)	250	2,081	3,232	(8)	3,224
Total comprehensive income for the year		-	-	-	427	1,728	2,155	(2)	2,153
Dividends paid	4	-	-	-	-	(983)	(983)	(9)	(992)
Issue of ordinary shares, net of expenses		-	26	-	-	-	26	-	26
Repurchase of ordinary shares		-	-	(650)	-	-	(650)	-	(650)
Purchase of shares by the employee benefit trust		-	-	(50)	-	-	(50)	-	(50)
Cancellation of shares		(7)	-	1,127	-	(1,120)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	47	47	-	47
Settlement of share awards		-	-	35	-	(35)	-	-	-
Disposal of non-controlling interest		-	-	-	-	(1)	(1)	-	(1)
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	(3)	(3)
Balance at 1 January 2023		279	1,517	(414)	677	1,717	3,776	(22)	3,754
Total comprehensive income for the year		-	-	-	(285)	1,760	1,475	7	1,482
Dividends paid	4	-	-	-	-	(1,059)	(1,059)	(7)	(1,066)
Issue of ordinary shares, net of expenses		-	41	-	-	-	41	-	41
Repurchase of ordinary shares		-	-	(800)	-	-	(800)	-	(800)
Purchase of shares by the employee benefit trust		-	-	(50)	-	-	(50)	-	(50)
Cancellation of shares		(4)	-	677	-	(673)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	77	77	-	77
Settlement of share awards		-	-	34	-	(34)	-	-	-
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	1	1
Balance at 31 December 2023		275	1,558	(553)	392	1,788	3,460	(21)	3,439

RELX 2023 | Results 23

Notes to the condensed consolidated financial information

1Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX Annual Report 2023 for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 167 to 211 of the RELX Annual Report 2022. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2023. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, over the 18 month period to 30 June 2025.

In preparing the group financial statements management has considered the impact of climate change, taking into account the relevant disclosures in the Strategic Report, including those made in accordance with the recommendations of the Taskforce on Climate-related Financial Disclosure. This included an assessment of assets with indefinite and long lives and how they could be impacted by measures taken to address global warming. Recognising that the environmental impact of the group’s operations, and the use of the group’s products, is relatively low, no issues were identified that would impact the carrying values of such assets or have any other impact on the financial statements.

Standards, amendments and interpretations

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting. No interpretations or amendments to IFRS effective for 2023 have had a significant impact on the RELX accounting policies or reporting in the current year.

RELX 2023 | Results 24

Notes to the condensed consolidated financial information

2Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX operates in four major market segments: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Legal provides legal, regulatory and business information and analytics that helps customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions combines industry expertise with data and digital tools to help customers connect face-to-face and digitally, learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 30.

Revenue

	Year ended 31 December
	2022	2023
	£m	£m
Market Segment
Risk	2,909	3,133
Scientific, Technical & Medical	2,909	3,062
Legal	1,782	1,851
Exhibitions	953	1,115
Total	8,553	9,161
Geographic Market
North America	5,101	5,386
Europe	1,800	1,908
Rest of world	1,652	1,867
Total	8,553	9,161

	Year ended 31 December
	2022	2023
	£m	£m
Analysis of Revenue by Type
Subscriptions	4,655	4,976
Transactional	3,898	4,185
Total	8,553	9,161

RELX 2023 | Results 25

Notes to the condensed consolidated financial information

2Revenue, operating profit and segment analysis (continued)

Adjusted operating profit

	Year ended 31 December
	2022	2023
	£m	£m
Market Segment
Risk	1,078	1,165
Scientific, Technical & Medical	1,100	1,165
Legal	372	393
Exhibitions	162	319
Subtotal	2,712	3,042
Unallocated central costs and other operating items	(29)	(12)
Total	2,683	3,030

The share of post-tax results of joint ventures and associates was £46m (2022: £19m). This comprised of profit/(loss) relating to Risk £(1)m (2022: £2m), Legal £10m (2022: £7m) and Exhibitions £37m (2022: £10m).

In 2022, unallocated central costs and other operating items includes a charge of £24m relating to STM incurred from exchange rate movements from the translation of working capital items such as accounts receivable and payable, and intercompany balances, into relevant functional currencies and the outcome of STM’s hedging programme. The net effect of these amounts was higher in 2022 due to the extent and timing of exchange rate movements in the year and such amounts were insignificant in 2023.

Reconciliation of operating profit to adjusted operating profit

	Year ended 31 December
	2022	2023
	£m	£m
Operating profit	2,323	2,682
Adjustments:
Amortisation of acquired intangible assets	296	280
Acquisition-related items	62	56
Reclassification of tax in joint ventures and associates	4	12
Reclassification of finance income in joint ventures and associates	(2)	-
Adjusted operating profit	2,683	3,030

Depreciation and amortisation

	Year ended 31 December
	2022	2023
	£m	£m
Amortisation of acquired intangible assets	294	279
Share of joint ventures and associates’ amortisation of acquired intangible assets	2	1
Amortisation of acquired intangible assets including joint ventures and associates’ share	296	280
Amortisation of internally developed intangible assets	309	330
Depreciation of property, plant and equipment	47	43
Depreciation of right-of-use assets	63	65
Pre-publication amortisation	72	76
Total depreciation and other amortisation	491	514
Total depreciation and amortisation (including amortisation of acquired intangible assets)	787	794

RELX 2023 | Results 26

Notes to the condensed consolidated financial information

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

	Year ended 31 December
	2022			2023
		Weighted			Weighted
	Net profit	average		Net profit	average
	attributable to	number		attributable to	number
	shareholders	of shares	EPS	shareholders	of shares	EPS
	£m	(millions)	(pence)	£m	(millions)	(pence)
Basic earnings per share	1,634	1,918.5	85.2p	1,781	1,891.8	94.1p
Diluted earnings per share	1,634	1,929.3	84.7p	1,781	1,902.8	93.6p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

Year ended 31 December
	2022			2023
	Adjusted	Weighted		Adjusted	Weighted
	net profit	average		net profit	average
	attributable to	number	Adjusted	attributable to	number	Adjusted
	shareholders	of shares	EPS	shareholders	of shares	EPS
	£m	(millions)	(pence)	£m	(millions)	(pence)
Adjusted earnings per share	1,961	1,918.5	102.2p	2,156	1,891.8	114.0p

Adjusted net profit is reconciled to net profit on page 30.

4Dividends

Ordinary dividends declared and paid in the year ended 31 December 2023, in amounts per ordinary share, comprise: a final dividend for 2022 of 38.9p (2022: final dividend for 2021 of 35.5p) and an interim dividend for 2023 of 17.0p (2022: 15.7p), giving a total of 55.9p (2022: 51.2p).

The Directors of RELX PLC have proposed a final dividend for 2023 of 41.8p per ordinary share (2022: 38.9p), giving a total for the financial year of 58.8p per ordinary share (2022: 54.6p). The total cost of funding the proposed final dividend is expected to be £786m, for which no liability has been recognised at the statement of financial position date. The final dividend is subject to shareholder approval at the Company’s 2024 AGM. The final dividend if approved will be paid on 13 June 2024, with an ex-dividend date of 2 May 2024 and a record date of 3 May 2024. The Euro equivalent of the final dividend will be announced on 24 May 2024.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 20 May 2024.

Dividend Reinvestment Plans for shares trading on London Stock Exchange and Euronext Amsterdam are available, which enable shareholders to elect to have their cash dividend payments used to purchase RELX PLC shares. Information can be found at www.relx.com

RELX 2023 | Results 27

Notes to the condensed consolidated financial information

5Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	Year ended 31 December
	2022	2023
	£m	£m
Operating profit	2,323	2,682
Share of results of joint ventures and associates	(19)	(46)
Amortisation of acquired intangible assets	294	279
Amortisation of internally developed intangible assets	309	330
Amortisation of pre-publication costs	72	76
Depreciation of property, plant and equipment	47	43
Depreciation of right-of-use assets	63	65
Share based remuneration	46	56
Total non-cash items	831	849
Increase in working capital	(74)	(115)
Cash generated from operations	3,061	3,370

Reconciliation of net debt

	Year ended 31 December
				Related
		Cash and		derivative	Finance
		cash		financial	lease
	2022	equivalents	Debt	instruments	receivable	2023
	£m	£m	£m	£m	£m	£m
At start of year	(6,017)	334	(6,730)	(213)	5	(6,604)

Increase/(decrease) in cash and cash equivalents	208	(169)	-	-	-	(169)
Decrease/(increase) in short-term bank loans, overdrafts and commercial paper	101	-	(84)	-	-	(84)
Issuance of term debt	(397)	-	(651)	-	-	(651)
Repayment of term debt	35	-	847	-	-	847
Repayment of leases	78	-	72	-	(2)	70
Change in net debt resulting from cash flows	25	(169)	184	-	(2)	13
Borrowings in acquired businesses	(3)	-	-	-	-	-
Borrowings in disposed businesses	-	-	1	-	-	1
Remeasurement and derecognition of leases	(5)	-	-	-	-	-
Inception of leases	(29)	-	(38)	-	1	(37)
Fair value and other adjustments to debt and related derivatives	(15)	-	(100)	97	-	(3)
Exchange translation differences	(560)	(10)	186	8	-	184
At end of year	(6,604)	155	(6,497)	(108)	4	(6,446)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

RELX 2023 | Results 28

Notes to the condensed consolidated financial information

5 Condensed consolidated statement of cash flows (continued)

Debt by year of repayment

	Year ended 31 December
		Debt
		(excluding	Lease
	2022	leases)	liabilities	2023
	£m	£m	£m	£m
Within 1 year	870	1,256	57	1,313
Within 1 to 2 years	1,069	620	19	639
Within 2 to 3 years	648	647	18	665
Within 3 to 4 years	684	432	17	449
Within 4 to 5 years	612	689	9	698
After 5 years	2,847	2,712	21	2,733
After 1 year	5,860	5,100	84	5,184
Total	6,730	6,356	141	6,497

The total fair value of gross debt (excluding leases) as at 31 December 2023 was £6,308m (31 December 2022: £6,396m)

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2023 by a $3.0bn (£2.3bn) committed bank facility maturing in 2026. The committed bank facility was undrawn.

In June 2023, €750m of euro denominated term debt was issued with a coupon of 3.75% and a maturity of eight years.

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the year were as follows:

	Year ended 31 December
	2022	2023
	£m	£m
At start of period	(269)	(55)
Service cost	(19)	(5)
Net interest on net defined benefit obligation	(5)	(1)
Contributions by employer	75	73
Actuarial gains/(losses)	125	(56)
Exchange translation differences	2	-
Decrease/(increase) in impact of asset recognition ceiling	36	(19)
At end of period	(55)	(63)

The net pension balance comprises:

	Year ended 31 December
	2022	2023
	£m	£m
Fair value of scheme assets	3,706	3,771
Defined benefit obligations of funded schemes	(3,569)	(3,626)
Net balance of funded schemes	137	145
Defined benefit obligations of unfunded schemes	(183)	(180)
Asset ceiling	(9)	(28)
Overall net pension balance	(55)	(63)

RELX 2023 | Results 29

Notes to the condensed consolidated financial information

6Pension schemes (continued)

The net pension balance is split between net pension assets and net pension obligations as follows:

	Year ended 31 December
	2022	2023
	£m	£m
Net pension assets recognised	129	119
Net pension obligations	(184)	(182)
Overall net pension balance	(55)	(63)

7Share capital

	Year ended 31 December
	2022			2023
	Shares in			Shares in
	issue net of			issue net of
	treasury	Shares in	Treasury	treasury
	shares	issue	shares	shares
	(millions)	(millions)	(millions)	(millions)
Number of ordinary shares
At start of year	1,929.4	1,934.9	(25.4)	1,909.5
Issue of ordinary shares	1.9	3.0	-	3.0
Repurchase of ordinary shares	(21.7)	-	(30.9)	(30.9)
Net purchase of shares by the Employee Benefit Trust	(0.1)	-	(0.1)	(0.1)
Cancellation of ordinary shares	-	(31.0)	31.0	-
At end of year	1,909.5	1,906.9	(25.4)	1,881.5

8Related party transactions

There have been no material related party transactions in the year ended 31 December 2023.

9 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

			Statement of
	Income statement		financial position
			31 December	31 December
	2022	2023	2022	2023
Euro to sterling	1.17	1.15	1.13	1.15
US dollar to sterling	1.24	1.24	1.21	1.28

RELX 2023 | Results 30

Reconciliation of alternative performance measures

Please see page 13 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of additional performance measures to relevant GAAP measures is as follows:

	Year ended 31 December
	2022	2023
	£m	£m
Operating profit	2,323	2,682
Adjustments:
Amortisation of acquired intangible assets	296	280
Acquisition-related items	62	56
Reclassification of tax in joint ventures and associates	4	12
Reclassification of net finance income in joint ventures and associates	(2)	-
Adjusted operating profit	2,683	3,030
Profit before tax	2,113	2,295
Adjustments:
Amortisation of acquired intangible assets	296	280
Acquisition-related items	62	56
Reclassification of tax in joint ventures and associates	4	12
Net interest on net defined benefit pension obligation	5	1
Disposals and other non‑operating items	9	72
Adjusted profit before tax	2,489	2,716
Tax charge	(481)	(507)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets*	30	32
Other deferred tax credits from intangible assets**	(64)	(61)
Tax on acquisition-related items	(13)	(8)
Reclassification of tax in joint ventures and associates	(4)	(12)
Tax on net interest on net defined benefit pension obligation	(1)	-
Tax on disposals and other non-operating items	3	3
Adjusted tax charge	(530)	(553)
Net profit attributable to shareholders	1,634	1,781
Adjustments (post-tax):
Amortisation of acquired intangible assets	326	312
Other deferred tax credits from intangible assets**	(64)	(61)
Acquisition-related items	49	48
Net interest on net defined benefit pension obligation	4	1
Disposals and other non-operating items	12	75
Adjusted net profit attributable to shareholders	1,961	2,156
Cash generated from operations	3,061	3,370
Adjustments:
Dividends received from joint ventures and associates	33	21
Purchases of property, plant and equipment	(36)	(30)
Proceeds from disposals of property, plant and equipment	-	7
Expenditure on internally developed intangible assets	(400)	(447)
Payments in relation to acquisition-related items	54	56
Pension recovery payment	50	50
Repayment of lease principal	(79)	(72)
Sublease payments received	1	2
Exceptional costs in Exhibitions	25	5
Adjusted cash flow	2,709	2,962

*  The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

** Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX 2023 | Results 31

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 9 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	Year ended 31 December
	2022	2023
	$m	$m
Revenue	10,606	11,360
Operating profit	2,881	3,326
Profit before tax	2,620	2,846
Net profit attributable to shareholders	2,026	2,208
EBITDA	3,936	4,395
Adjusted operating profit	3,327	3,757
Adjusted profit before tax	3,086	3,368
Adjusted net profit attributable to shareholders	2,432	2,673
Basic earnings per share	$1.056	$1.167
Adjusted earnings per share	$1.268	$1.413

Condensed consolidated statement of cash flows

	Year ended 31 December
	2022	2023
	$m	$m
Net cash from operating activities	2,977	3,047
Net cash used in investing activities	(1,065)	(706)
Net cash used in financing activities	(1,654)	(2,551)
Increase/(decrease) in cash and cash equivalents	258	(210)
Adjusted cash flow	3,359	3,673

Condensed consolidated statement of financial position

	Year ended 31 December
	2022	2023
	$m	$m
Non-current assets	15,440	15,415
Current assets	3,713	3,622
Assets held for sale	-	56
Total assets	19,153	19,093
Current liabilities	6,276	7,009
Liabilities associated with assets held for sale	-	18
Non-current liabilities	8,334	7,665
Total liabilities	14,610	14,692
Net assets	4,543	4,401

RELX 2023 | Results 32

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 9 to the condensed consolidated financial information.

Condensed consolidated income statement

	Year ended 31 December
	2022	2023
	€m	€m
Revenue	10,007	10,535
Operating profit	2,718	3,084
Profit before tax	2,472	2,639
Net profit attributable to shareholders	1,912	2,048
EBITDA	3,714	4,076
Adjusted operating profit	3,139	3,485
Adjusted profit before tax	2,912	3,123
Adjusted net profit attributable to shareholders	2,294	2,479
Basic earnings per share	€0.997	€1.083
Adjusted earnings per share	€1.196	€1.310

Condensed consolidated statement of cash flows

	Year ended 31 December
	2022	2023
	€m	€m
Net cash from operating activities	2,809	2,826
Net cash used in investing activities	(1,005)	(654)
Net cash used in financing activities	(1,561)	(2,366)
Increase/(decrease) in cash and cash equivalents	243	(194)
Adjusted cash flow	3,170	3,406

Condensed consolidated statement of financial position

	Year ended 31 December
	2022	2023
	€m	€m
Non-current assets	14,419	13,849
Current assets	3,468	3,255
Assets held for sale	-	51
Total assets	17,887	17,155
Current liabilities	5,861	6,297
Liabilities associated with assets held for sale	-	16
Non-current liabilities	7,783	6,886
Total liabilities	13,644	13,199
Net assets	4,243	3,956

RELX 2023 | Results 33

2023 Key Corporate Responsibility Data

	2019	2020	2021	2022	2023

Revenue (£m)	7,874	7,110	7,244	8,553	9,161

People
Number of full-time equivalent employees (year-end)	33,200	33,200	33,500	35,700	36,500
Percentage of women employees (%)^	50	50	50	50	51
Percentage of women managers (%)^	42	42	44	44	45
Percentage of women senior leaders (%)[1]^	30	28	30	31	31
Percentage of ethnic minority US/UK managers (%)^		17	19	19	20
Percentage of ethnic minority US/UK senior leaders (%)[1]^		9	10	12	15

Community[2]
Total cash and in-kind donations (products, services and time (£m))	9.2	9.2	10.4	12.3	12.4
Market value of cash and in-kind donations (£m)	18.7	17.6	20.6	22.6	23.4
Percentage of staff volunteering (%)[3]	45	26	32	36	36
Total number of days volunteered in company time	12,127	6,821	10,362	12,830	16,529

Health and safety (lost time)[4]
Incident rate (cases per 1,000 employees)^	0.50	0.11	0.07	0.17	0.30
Frequency rate (cases per 200,000 hours worked)^	0.06	0.01	0.01	0.02	0.03
Severity rate (lost days per 200,000 hours worked)^	0.69	0.07	0.02	0.36	0.41
Number of lost time incidents (>1 day)^	14	3	2	5	9

Socially Responsible Suppliers (SRS)
Number of key suppliers on SRS database[5]	354	412	359	724	796
Number of independent external audits[6]^	93	99	111	119	125
Percentage signing Supplier Code of Conduct (%)[7]^	91	91	96	87	87

Environment[8]
Total energy (MWh)^	176,682	142,098	125,095	117,997	110,750
Renewable electricity purchased (MWh)[9]^	135,710	120,710	105,793	98,013	92,621
Percentage of electricity from renewable sources (%)[9]^	91	100	100	100	100
Waste sent to landfill (t)[10]^	804	210	150	73	45
Percentage of waste diverted from landfill (%)[10]^	81	91	93	97	97
Water usage (m3)^	344,304	226,509	183,575	156,734	142,374

Climate change (tCO2e)⁸
Scope 1 (direct) emissions^	8,498	5,217	5,644	5,211	4,317
Scope 2 (location-based) emissions^	69,616	53,740	44,051	37,270	36,616
Scope 2 (market-based) emissions^	18,384	11,384	8,321	8,952	8,598
Scope 3 (flights) Cirium's EmeraldSky flight emissions methodology¹¹^	40,544	8,961	3,402	15,879	16,999
Scope 1 + Scope 2 (location-based) emissions^	78,114	58,957	49,695	42,481	40,933
Scope 1 + Scope 2 (location-based) + Scope 3 (flights) emissions^	140,368	77,610	54,727	64,097	57,932
Scope 1 + Scope 2 (market-based) + Scope 3 (flights) emissions^	89,136	35,254	18,996	35,779	29,914

Paper
Production paper (t)^	34,599	36,259	40,910	28,466	22,561
Sustainable content (%)[12]^	96	92	98	99	100

SDG Resource Centre
Unique users^		89,902	133,832	155,082	220,815
New content items^		717	970	658	822

1	We define senior leaders as colleagues with a management grade of 17 and above.
2	Data reporting methodology assured by Business for Societal Impact (B4SI). Reporting period covers 12 months from December 2022 to November 2023. See B4SI assurance statement at www.relx.com/additional-cr-resources.

RELX 2023 | Results 34

2023 Key Corporate Responsibility Data

3

All Group employees can take up to two days off per year, coordinated with line managers, to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using volunteering hours, as well as those who participated in other Company-sponsored volunteer activities.

4	Accident reporting covers approximately 82% of global employees.
5	We continue to refine our supplier classification and hierarchy data, contributing to changes in the number of suppliers we track year-on-year.

6 For 2023, RELX moved to a new third party audit platform, which allows sharing of supplier audits across the platform therefore increasing the total number of audits.

7

Signatories to the RELX Supplier Code of Conduct include suppliers who have not signed the Supplier Code, but have equivalent codes. These suppliers are subject to the same audit requirements as Supplier Code signatories.

8	Climate change and environmental data (carbon, energy, water, waste) covers the 12 months from December 2022 to November 2023
9

We purchase renewable electricity on green tariffs at locations in the UK and Europe. US Green-e certified Renewable Energy Certificates (RECs) are applied to electricity consumption in the US. US Green-e certified RECs are also purchased to equal 100% of the electricity consumption outside the US; we do not apply any market-based emissions factors on this portion of electricity consumption.

10	Waste sent to/ diverted from landfill from reporting locations excluding estimates.
11	Covers all flights booked through our corporate travel partner in the calendar year. Uses the proprietary Cirium fuel-derived methodology. Previous figures restated following independent assurance.

12 Percentage of paper graded as known and responsible sources by the Book Chain Project or certified to FSC or PEFC. Includes less than 0.5% of paper not yet graded or certified.

^ Independently assured. See Independent Assurance Statement

RELX 2023 | Results 35

Investor information

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 36,000 people over 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £63bn/€73bn/$79bn.

The Annual Report 2023 is expected to be available on the RELX website at www.relx.com from 22 February 2024. Copies of the Annual Report 2023 are expected to be posted to shareholders of RELX PLC on 8 March 2024. Copies of the 2023 Results Announcement are available to the public on the RELX website and from:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom